UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-39251

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

(Name of Registrant)

Cruce Carretera Gdl-Ameca Huaxtla Km 5

El Arenal, Jalisco, 45350, México

+52 (33) 3836-0500

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Betterware de México, S.A.P.I. de C.V. (NYSE:BWMX) (“BeFra” or the “Company”) hereby advises that certain preliminary financial information included in its earnings release dated February 26, 2026 and filed with the Company’s report on Form 6-K on February 26, 2026 (the “Earnings 6-K”), relating to the fourth quarter and full year ended December 31, 2025, has been updated in connection with the completion of the audit of the Company’s consolidated financial statements for the year ended December 31, 2025.

Such updates include audit adjustments, year-end closing entries, and certain reclassifications identified during the finalization of the Company’s audited financial statements.

Accordingly, the audited consolidated financial statements and related financial information included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2026 (the “Form 20-F”) should be considered the definitive and final reported financial information of the Company for the periods presented. The Company also hereby clarifies that the initial cash balance presented in the earnings release dated April 23, 2026, and filed with the Company’s report on Form 6-K on April 23, 2026, relating to the first quarter ended March 31, 2026, reflected the updated fourth quarter 2025 cash balance.

Set forth in Exhibit 99.1 hereto is selected financial line items as previously reported in the Earnings 6-K and as reflected in the audited consolidated financial statements included in the Form 20-F. Set forth in Exhibit 99.2 hereto is the consolidated financial information of the Company as previously reported in the Earnings 6-K and as reflected in the audited consolidated financial statements included in the Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

By:	/s/ Luis Campos
Name:	Luis Campos
Title:	Board Chairman

Date: May 5, 2026

Exhibit Index

Exhibit No.	Description
99.1	Updated Fourth Quarter 2025 and Full Year Selected Financial Results
99.2	Updated Fourth Quarter 2025 and Full Year Financial Information

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